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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14d-9
                     Solicitation/Recommendation Statement
      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                                   AROC INC.
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                           (Name of Subject Company)


                                   AROC INC.
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                     (Name of Person(s) Filing Statement)

                   Common Stock - par value $0.001 per share
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                        (Title of Class of Securities)

                                   00204J102
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                     (CUSIP Number of Class of Securities)

                              Frank A. Lodzinski
                     President and Chief Executive Officer
                                  AROC Inc.;
           4200 East Skelly Drive, Suite 1000; Tulsa, Oklahoma 74135
                                (918) 491-1100
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          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPY TO:

                                 Karen Bryant
                          Jenkens and Gilchrist, P.C.
                          1100 Louisiana, Suite 1800
                               Houston, TX 77002
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[_]  Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.


ITEM 1. SUBJECT COMPANY INFORMATION.

The information contained on the cover page of and under "The Company-- Background and Business" in the Offer to Purchase, which is attached as
Exhibit 4.1 to the Schedule TO-I/13E-3, as amended, initially filed with the Securities and Exchange Commission on May 14, 2001 (the "Schedule TO"), which information is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under "The Company--Background and Business" in the Offer to Purchase, which is attached as Exhibit 4.1 to the Schedule TO, is incorporated herein by reference. The filing person is also the subject company.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under "Special Factors--Background of the Offer; Alternatives Considered," and "--Interests of Certain Persons in the Offer" in the Offer to Purchase, which is attached as Exhibit 4.1 to the Schedule TO, is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The information set forth under "Special Factors--The Board's Approval and the Special Committee's Recommendation," "--Opinion of the Financial Advisor to the Special Committee" and "--Interests of Certain Persons in the Offer" and on the cover page of the Offer to Purchase, which is attached as Exhibit 4.1 to the Schedule TO, is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase, which is attached as
Exhibit 4.1 to the Schedule TO, is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under "Special Factors--Interests of Certain Persons in the Offer" and "The Company--Beneficial Ownership of Certain Stockholders" in the Offer to Purchase, which is attached as Exhibit 4.1 to the Schedule TO, is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under "Summary Term Sheet--Q: What is the purpose of the Offer?" and "Special Factors--Plans of AROC and MPAC After the Offer" in the Offer to Purchase, which is attached as Exhibit 4.1 to the Schedule TO, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

None.

ITEM 9. EXHIBITS.

   4.1    Offer to Purchase.*

   4.2    Letter of Transmittal.*

   4.3    Notice of Guaranteed Delivery.*

   4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other
          Nominees.*

   4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

   4.6    Letter to Shareholders from the Company.*

   4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

   10.19 Severance Agreement and Mutual Release dated as of April 11, 2001, between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

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   10.20  Severance Agreement and Mutual Release dated as of April 11, 2001, between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   10.21 Severance Agreement and Mutual Release dated as of April 11, 2001, between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   10.22 Severance Agreement and Mutual Release dated as of April 11, 2001, between Robert E. Schulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

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   * Incorporated by reference to the Schedule TO-I/13E-3, Amendment No. 4.

   ** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarterly period ended March 31, 2001.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Dated: June 27, 2001

                                        AROC INC.



                                        By:    /s/ Frank A. Lodzinski
                                               ------------------------------
                                        Name:  Frank A. Lodzinski
                                        Title: President and Chief Executive
                                               Officer

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                                 EXHIBIT INDEX
                                 -------------


   4.1    Offer to Purchase.*

   4.2    Letter of Transmittal.*

   4.3    Notice of Guaranteed Delivery.*

   4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other
          Nominees.*

   4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

   4.6    Letter to Shareholders from the Company.*

   4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

   10.19 Severance Agreement and Mutual Release dated as of April 11, 2001, between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   10.20 Severance Agreement and Mutual Release dated as of April 11, 2001, between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   10.21 Severance Agreement and Mutual Release dated as of April 11, 2001, between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   10.22 Severance Agreement and Mutual Release dated as of April 11, 2001, between Robert E. Schulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

   __________________

   *  Incorporated by reference to the Schedule TO-I/13E-3, Amendment No. 4.

   ** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarterly period ended

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